Exhibit 99.2

FOR IMMEDIATE RELEASE

Studio City Company Limited Announces Tender Offer for Any and All of Its 7.00% senior secured notes due 2027

MACAU, Wednesday, May 6, 2026 – Studio City Company Limited (“Studio City Company”) today announces that it has initiated a conditional cash tender offer for any and all of its outstanding 7.00% senior secured notes due 2027 (CUSIP Numbers G8539E AC9 and 86400G AC3; ISIN USG8539EAC96 and US86400GAC33) (the “2027 SCC Senior Secured Notes” and such conditional tender offer, the “Conditional Tender Offer”).

The Conditional Tender Offer is being made upon and is subject to the terms and conditions set out in the Offer to Purchase, dated May 6, 2026 (the “Offer to Purchase”). The Conditional Tender Offer is conditional upon, among other things, the receipt by Studio City Company of net proceeds from the successful completion of a notes offering in an aggregate amount, together with cash on hand, being sufficient to fund the Conditional Tender Offer and the redemption of any 2027 SCC Senior Secured Notes which remain outstanding following the completion of the Conditional Tender Offer and to pay all fees and expenses associated with the foregoing (the “Financing Condition”).

The Conditional Tender Offer will expire at 5:00 p.m., New York City time, on May 12, 2026, unless extended or terminated by Studio City Company (the “Expiration Time”). Tenders of the 2027 SCC Senior Secured Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on May 12, 2026 (the “Withdrawal Deadline”), but may not be withdrawn thereafter except in certain limited circumstances where additional withdrawal rights are required by law.

The consideration for each US$1,000 principal amount of 2027 SCC Senior Secured Notes validly tendered (and not validly withdrawn prior to the Withdrawal Deadline) on or prior to the Expiration Time, and accepted for purchase will be US$1,001.25. The 2027 SCC Senior Secured Notes will be accepted only in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.

The settlement of the Conditional Tender Offer is expected to occur, subject to the satisfaction or waiver of the Financing Condition, on May 15, 2026. Studio City Company has reserved the right to extend, amend or terminate the Conditional Tender Offer at any time in its sole discretion.

On the date of the Offer to Purchase, Studio City Company also issued a notice of conditional redemption with respect to all of the outstanding 2027 SCC Senior Secured Notes for redemption on June 5, 2026 for the redemption price of US$1,000 per US$1,000 principal amount of the 2027 SCC Senior Secured Notes, plus accrued and unpaid interest to the date of the redemption and additional amounts, if any. The redemption is also subject to the Financing Condition.

The Conditional Tender Offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the Conditional Tender Offer. The Offer to Purchase will be distributed to holders by Kroll Issuer Services Limited, the Tender and Information Agent for the Conditional Tender Offer, via the usual Clearing System channels. Copies of the Offer to Purchase are available from the Tender and Information Agent at the following website: https://deals.is.kroll.com/studiocity. Studio City Company has engaged Deutsche Bank AG, Singapore Branch to act as the dealer manager for the Conditional Tender Offer. Questions regarding the terms of the Conditional Tender Offer should be directed to Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at 21 Moorfields, London EC2Y 9DB, United Kingdom, Attention: Liability Management Group (Tel: +44 20-7545-8011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 212-250-7527) with a copy at the same address to Attention of the General Counsel, 19th Floor at the email of dbcapmarkets.gcnotices@list.db.com. Studio City Company has appointed Kroll Issuer Services Limited to serve as the Tender and Information Agent for the Conditional Tender Offer. Questions regarding the procedures for participating in the Conditional Tender Offer or requests for additional copies of the Offer to Purchase should be directed to Kroll Issuer Services Limited, Attention: Kevin Wong / Alison Lee (Tel: +852 2281 0114 / +44 20 7704 0880, Email: studiocity@is.kroll.com).

This press release is not an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Conditional Tender Offer is being made solely by the Offer to Purchase. None of Studio City Company, its board of directors, the trustee, the dealer manager, the Tender and Information agent or any of their respective affiliates make any recommendations as to whether or not holders should tender their 2027 SCC Senior Secured Notes pursuant to the Conditional Tender Offer, and no one has been authorized by any of them to make such recommendations. Holders must make their own decisions as to whether to tender their 2027 SCC Senior Secured Notes, and, if so, the principal amount of the 2027 SCC Senior Secured Notes to tender.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Safe Harbor Statement

This press release contains forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding Studio City Company’s plans and expected timing with respect to the Conditional Tender Offer. Studio City International Holdings Limited may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Studio City Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) changes in the gaming market and visitations in Macau, (ii) local and global economic conditions, (iii) capital and credit market volatility, (iv) our anticipated growth strategies, (v) risks associated with the implementation of the amended Macau gaming law by the Macau government, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Offer to Purchase. All information provided in this press release is as of the date of this press release, and Studio City Company undertakes no duty to update such information, except as required under applicable law.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com